SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUCTION ....
1 ANALYSIS OF THE CONSOLIDATES RESULT ....
2 ANALYSIS OF THE PARENT COMPANY'S RESULT ....
3 GENERAL INFORMATION ....

Contact RI:
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
May 17, de 2022
02:30 p.m. (Brasília)
12:30 p.m. (USA Eastern time)
06:30 p.m. (United Kingdom time)
Link: https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras1T22_638

Conference Call in English
May 17, 2022
2:30 p.m (Brasília)
12:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Link Zoom: https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras1T22_638

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Head of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department Bruna
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso
Intern:
Ana Carolina Dall Orto Couto

ELET B3 LISTED N1
EBR & EBR.B LISTED NYSE
LATIBEX XELTO & XELTB
Bloomberg Gender-Equality Index 2022
ISE B3
ICO2 B3
IG SEST NÍVEL 1
Pacto Global Rede Brasileira

MARKETLETTER 1Q22

INTRODUCTION

Rio de Janeiro, May 16, 2022

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO e XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, operating in the generation, transmission and commercialization segment, direct controller of 5 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel, 50% interest of the share capital of Itaipu Binacional and, with direct and indirect interest in 77 Special Purpose Entities, announces, on this date, its results for the period referring to the first quarter of 2022.

1st QUARTER OF 2022

Eletrobras presented, in the first quarter of 2022 (1Q22), a net income of R$ 2,716 million, 69% higher than net income of R$ 1,609 million obtained in the first quarter of 2021 (1Q21). The 1Q22 result was positively impacted by the company's financial performance, with emphasis on the positive effect of the exchange rate variation and the 12% increase in gross revenue. Another positive highlight in the quarter was the 3.4% reduction in PMSO costs. The negative highlight was the recording of BRL 1,226 million in Provisions for Doubtful Accounts, arising from the continued default of Amazonas Energia D, of which BRL 867 million refers to the purchase of electricity from independent power producers (PIE) located in Amazonas and R$ 359 million related to loan agreements owed by the aforementioned distributor.

Net Operating Revenue increased from R$ 8,208 million in 1Q21 to R$ 9,181 million in 1Q22, an increase of 12%, influenced by the better performance of bilateral contracts and the readjustment of transmission revenues. IFRS EBITDA, amounting to R$ 3,858 million in 1Q21, changed to a positive amount of R$ 3,752 million in 1Q22. Recurring Net Operating Revenue grew by 11%, from R$ 8,200 million in 1Q21 to R$ 9,121 million in 1Q22. Recurring EBITDA increased by 9.6%, from R$ 4,952 million in 1Q21 to R$ 5,428 million in 1Q22. The recurring growth in 2022 demonstrates the improvement in the Company's operating performance.

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	3

MARKETLETTER 1Q22

OTHER 1Q22 HIGHLIGHTS

Table 01: MAIN INDICATORS (R$ Million)
	1Q22	1Q21%
Energy Sold - Generation GWh (1)	42.7	49.2	-13.1%
Gross Revenue	10,980	9,821	12%
Recurring Gross Revenue (2)	10,911	9,820	11%
Net operating revenue	9,181	8,208	12%
Recurring Net Operating Revenue (3)	9,121	8,200	11%
EBITDA	3,752	3,858	-3%
Recurring EBITDA (4)	5,428	4,952	10%
Ebitda Margin	41%	47%	-6.1
Recurring Ebitda Margin	60%	60%	-0.9
Gross debt without third party RGR	41,639	46,608	-11%
Recurring Net Debt	20,554	20,565	0%
Recurring Net Debt / Recurring LTM EBITDA	1,0	1,9	-94%
Net Profit	2,716	1,609	69%
Investments	523	519	1%
Employees	12,090	12,221	-1%

(1) Does not consider the energy allocated to quotas, from the plants renewed by Law 12,783 / 2013;

(2), (3) and (4) Detailed adjustments in the consolidated analysis presented below.

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	4

MARKETLETTER 1Q22

1       ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

Tabela 02: CONSOLIDATED RESULTS
Financial Statements	1Q22	1Q21
Generation Revenue	6,542	5,846
Transmission Revenue	4,235	3,801
Others Revenue	202	173
Gross Revenue	10,980	9,821
Deductions from Revenue	-1,798	-1,612
Net Operating Revenue	9,181	8,208
Energy resale, grid, fuel and construction	-2,068	-1,641
Personnel, Material, Services and Others	-1,965	-2,034
Depreciation and amortization	-645	-458
Operating Provisions	-2,070	-1,105
	2,434	2,970
Shareholding	552	430
	0	0
Others Revenues and Expenses	121	0
	3,107	3,400
Financial Result	478	-584
Income before tax	3,585	2,817
Income tax and social contribution	-869	-1,207
NET INCOME FOR THE PERIOD	2,716	1,609
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	5

MARKETLETTER 1Q22

Tabela 03: RECURRING CONSOLIDATED RESULT
Recurring Financial Statement *	1Q22	1Q21
Generation Revenue Recurring	6,474	5,837
Transmission Revenue Recurring	4,235	3,801
Others Revenue Recurring	202	181
Gross Revenue Recurring	10,911	9,820
Deductions from Revenue Recurrent	-1,791	-1,619
Net Operating Revenue Recurring	9,121	8,200
Operational costs Recurring	-2,064	-1,632
Personnel, Material, Services and Others Recurring	-1,916	-1,933
Depreciation and amortization Recurring	-645	-458
Operating Provisions Recurring	-265	-114
	4,230	4,064
Shareholdings Recurring	552	430
	4,783	4,494
Financial Result Recurring	643	-540
Income before tax Recurring	5,426	3,954
Income tax and social contribution Recurring	-843	-1,198
Net Income for the year Recurring	4,583	2,756

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	6

MARKETLETTER 1Q22

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

HIGHLIGHTS IN ANALYSIS OF VARIATION 1Q22 X 1Q21

OPERATING INCOME

Table 04: GENERATION REVENUE

Operating Revenue - Generation	1Q22	1Q21%
Generation Revenue
Energy supply to distribution companies	4,033	3,623	11%
Supply	937	719	30%
CCEE	483	465	4%
Operation and Maintenance Revenue	1,082	1,034	5%
Construction Revenue	3	9	-61%
Itaipu Transfer	4	-4	-211%
Generation Revenue	6,542	5,846	12%
Non-recurring events

(-) Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	-65	0	-
(-) Construction Generation	-3	-9	-61%
Recurring Generation Revenue	6,474	5,837	11%

Variation Analysis 1Q21X1Q22

ENERGY SUPPLY TO DISTRIBUTION COMPANIES

•	At Eletronuclear (+R$312 million): (i) increase in Fixed Revenue from Angra 1 and 2 plants, according to ANEEL Homologatory Resolution No. 3002 of 12/14/2021, due to (a) coverage of costs related to nuclear fuel in November and December 2020, which were reduced from 2021 Fixed Revenue, impacting 1Q21 by - R$77 million, which did not occur in 1ITR22, and (b) the update of the nuclear power plant decommissioning plan, which demanded from Eletronuclear an increase in the contribution of resources to the fund for this purpose, impacting 1Q22 by + R$ 46.6 million.
•	At CGT Eletrosul (+R$122 million): (i) R$99 million increase in ACR revenue, mainly due to the following factors: (a) 21 million increase, due to the 12% increase in average sales prices (R$238/MWh versus R$268/MWh) as a result of the adjustment by the IPCA; and (b) reduction in reimbursement for unavailability of UTE Candiota III, resulting in a R$ 8.5 million increase in revenue; (ii) an increase of R$ 64.8 million resulting from the recognition of a court decision favorable to CGT Eletrosul, referring to the retroactivity of the recognition of nullity of the clause - Penalties for unavailability - of CCEARs of the 1st New Energy Auction of 2005, signed by former CGTEE (today CGT Eletrosul) and 31 agents (electricity distributors), which will result in CCEE re-accounting; (iii) In the ACL, the R$22.5 million increase in revenue was mainly due to the positive variation in the average sales price of contracts signed in this environment (average price of R$201/MWh in 1Q21 and R$ 332 /MWh in 1Q22), offset by the reduction in the quantity sold in this environment (from 340 average MW in 1Q22 to 244 average MW in 1Q22).
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	7

MARKETLETTER 1Q22
•	At Eletronorte (+R$38 million): (i) R$97 million increase in revenue from the sale of PIEs in the capital of Amazonas due to the 15% increase in contractual prices linked to the IGPM (1Q21 R$889.88/MWh X 1Q22 R$ 1,024.24/MWh); (ii) increase of R$ 12 million in revenue from the sale of UHE Samuel due to the 5% increase in contractual prices (1Q21 R$ 219.67/MWh X 1Q22 R$ 231.55/MWh) and the 16% increase the amount of energy sold (1Q21 116 MWavg X 1Q22 134 MWavg); (iii) increase of R$ 7 million in UHE Balbina sales, as a result of the increase in contractual prices by 11% (1Q21 R$ 345.45/MWh X 1Q22 R$ 382.32/MWh); (iv) increase of R$ 6 million in sales at UTE Aparecida, as a result of the 124% increase in contractual prices (1Q21 R$ 333.92/MWh X 1Q22 R$ 746.44/MWh), despite the negative variation in volume -52% of energy (1Q21 117 MWavg X 1Q22 56 MWavg); gains partially offset by (v) a 17% reduction, R$ 85 million, in sales at UHE Tucuruí, due to a 34% reduction in energy sold (1Q21 1,597 MWavg X 1Q22 1,056 MWavg), even at prices 26% larger (1Q21 R$144.82/MWh X 1Q22 R$181.89/MWh).
•	In Furnas (+R$21 million): (i) Higher dispatch from the Santa Cruz thermal plant in 2022, totaling R$16 million; (ii) Seasonal adjustment and price adjustment of ACR contracts of approximately 8% (R$174 million in 1Q21 and R$188 million in 1Q22); (iii) an increase of approximately R$6.5 million in Brasil Ventos Energia's revenue; partially offset by: (iv) Lower amount of energy traded on the ACL (2,320GWh in 1Q21 to 2,008 GWh in 1Q21, representing a decrease of R$16 million.

Partially offset by:

•	Chesf (-R$79 million): (i) Reduction of 142 average MW sold in ACL due to the commercialization strategy adopted; (ii) reclassification of revenues from wind farms with reserve contracts, in the amount of R$ 12 million (under CCEE, while in 1Q21 they were in supply).

SUPPLY FOR END CONSUMERS

•	At Eletronorte (+R$149 million): (i) increase in Albrás' revenue by R$137 million, due to the readjustment of the base price, the variations of the parameters defined in the contract for the calculation of the final sale price, such as price aluminum, US dollar and sector charges, with emphasis on (a) adjustment by the IGP-M of 32% of the base price, from R$134.77/MWh to R$177.92/MWh; (b) a 42% increase in average aluminum prices (US$ 2,040 in 1Q21 X US$ 2,972 in 1Q22); (c) a 4% drop in the average dollar conversion rates (1Q21 R$5.47/US$ X 1Q22 R$5.23/US$); (ii) increase of R$ 12 million due to the 32% readjustment of other sales contracts at UHE Tucuruí (1Q21 R$ 175.45/MWh X 1Q22 R$ 231.17/MWh).
•	Chesf (+R$42 million): (i) increase, in the period, of around 38 average MW in consumption by industrial customers covered by Law 13,182/2015. Due to the problems faced by a consumer in the State of Alagoas that lasted from May/2019 until the first months of 2021, in that period last year there was a reduction of about 60 average MW in relation to the historical average.
•	In Furnas (+R$26 million): (i) Adjustments in the unit prices of supply contracts, linked to UHE Itumbiara (Law 13,182), of approximately 9%, resulting in an increase of R$23 million in the period; (ii) Start of new supply contracts in 2022, representing an increase of R$3 million.

CCEE

•	In Furnas (+R$91 million): (i) variation of the GSF in the period, which increased by approximately 6% (average of 89% in 2021 and 95% in 2022), despite the drop in the average PLD of R R$ 172.57 in 1Q21 to R$ 55.70 in 1Q22), and due to the lower energy sales in the period which, added to the off-order dispatch of UTE Santa Cruz, provided a greater amount of energy to be settled in comparison with the previous period and consequent higher result in the Short Therm market.
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	8

MARKETLETTER 1Q22

•	At Eletronorte (+R$50 million): (i) the 29% increase in the post-GSF seasonal physical guarantee (1Q21 2,806MWavg X 1Q22 3,613MWavg); (ii) the 21% drop in energy sold through bilateral contracts (1Q21 2,620 MWavg X 1Q22 2,061 MWavg).
•	At CGT Eletrosul (+R$6 million): (i) increase in energy settled in 1Q22 compared to 1Q21, corresponding to an increase of R$10 million due to the seasonality adopted; offset by (ii) the 66% reduction in PLD (from R$ 173 / MWh in 1Q21 to R$ 58 / MWh in 1Q22), corresponding to a negative variation of R$ 4.3 million.

Partially offset by:

•	In the holding company (-R$87 million): due to the reduction in the sale of electricity imported from Uruguay, due to the lower demand for energy volume by the ONS due to the improvement in the country's hydrological situation.
•	At Chesf (-R$41 million): (i) variation in the average PLD from R$159.91/MWh to R$56.21/MWh); (ii) maintenance of the GSF injunction, equivalent to R$36 million, until May/2021, with no effect in 1Q22; (iii) reclassification of revenues from the plants of the Pindaí complex which, after the incorporation in March/2021, began to be recorded in the CCEE account, representing approximately R$ 12 million in 1Q22.

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12.783/2013

•	At Chesf (+R$46 million): (i) annual adjustment of the RAG of around 6.5%, in accordance with Ratifying Resolution No. 2,902/2021 (2021-2022 cycle), and a 3.97% increase in CFURH in the accumulated in Mar/22 compared to the accumulated in Mar/21.

CONSTRUCTION REVENUE

•	In Furnas (-R$6 million): (i) changes in investments made in the Furnas plants in the amount of -6.26 million and in Porto Colombia in the amount of -464 thousand.

TRANSFER ITAIPU

•	In the Holding (+R$ 8 million): (i) Variation of the tariff on which the monetary restatement is applied, calculated based on the Commercial Price and Industrial goods American price indices, levied on the financial asset of Itaipu that offset the exchange variation incident on said asset, recognized by interministerial decree 04/2018 of the MME and Ministry of Finance, which determines Itaipu's revenue.
Table 05: TRANSMISSION REVENUE
Operating Transmission Revenue	1Q22	1Q21%
Transmission Revenue	4,235	3,801	11%
O&M Revenue - Renewed Lines	1,215	1,038	17%
Operation and Maintenance revenue	302	304	-1%
Construction Revenue	147	120	23%
Contractual Revenue - Transmission	2,571	2,340	10%
Recurring Transmission Operating Revenue
Non-recurring events
Retroactive adjustment of the monthly tariff for energy transport from Itaipu Binacional
Recurring Transmission Operating Revenue	4,235	3,801	11%

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	9

MARKETLETTER 1Q22

ANALYSIS OF VARIATION 1Q21X1Q22

O&M REVENUE - RENEWED LINES LAW 12.783/13

•	Chesf (+R$153 million): (i) publication of Aneel Homologatory Resolution 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle, the recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel to the 2021/2022 cycle.

Partially compensated by:

•	Eletronorte (-R$62 million): (i) Reduction of R$192.8 million in billed revenue. Mainly impacted by the Tariff Review process (2021/2022), Resolution 2,595/21, which took place in July/21, in which it defined the reprofiling of contract 058/2001 revenue, reducing the financial component. On the other hand, (ii) an increase in revenue of R$ 130 million due to the decrease in the amortization reduction portion. There was a reduction in the average monthly amortization from R$ 123 million monthly to R$ 80 million monthly due to the Tariff Review process of contract 058/2001.
•	In Furnas (-R$28 million): (i) due to a decrease, in 2022, in the amount billed by facilities dedicated to Itaipu. This drop was due to the reduction in energy amounts from distributors, despite the tariff readjustment. Itaipu's revenue is the revenue from facilities dedicated to the transport of energy from Itaipu, whose payment is made by Shareholder Distributors. This revenue is defined as follows: amount of energy (defined in ANEEL's resolution) x Itaipu's TUST (defined in ANEEL's resolution), with the product being the revenue to be paid by each distributor.
•	CGT Eletrosul (-R$7 million): (i) Increase in revenue of R$9.3 million referring to revenue from new authorized facilities; (ii) gradual reduction of the RAP during the 2018/2023 cycle, resulting from the result of the periodic tariff review of concession 057/2001, resulting in -R$ 11.3 million in the period; (iii) Advance apportionment of -R$ 4.1 million.

O&M REVENUE - EXPLORATION REGIME

•	At Chesf (+R$ 3 million): (i) publication of REH Aneel 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle (including the effects of the tariff review of concession contracts 006/2009, 007 /2005, 017/2009 and 018/2009), the recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.

Partially compensated by:

•	In subsidiary Eletronorte (+R$46 million): (i) increase of R$52.5 million in billed revenue, due to the cycle adjustment (8%), mainly in the Estação, Linha Verde and Porto Velho contracts. Contracts that underwent review had an average adjustment of 16% (however, they have lower absolute revenue). On the other hand, (ii) a reduction in revenue of R$ 6.2 million due to the increase in the reduction in amortization.
•	At CGT Eletrosul (+R$30 million): (i) The variation is mainly due to: (i) acquisition of control of investee TSLE, contract 020/2012, R$19.0 million; acquisition of control of investee FOTE, contract 007/2014, R$ 2.7 million; (ii) readjustment of the RAP of concession 010/2005 due to the IGP-M of 37%, R$ 7.5 million.
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	10

MARKETLETTER 1Q22

•	In Furnas (+R$12 million): (i) Increase due to the change of tariff cycles, based on current regulations (REH No. 2,959/21. Highlight for the Ibiúna-Bateias contract, which varied 34%, representing + R$ 15. million in billed RAP.

CONSTRUCTION REVENUE – TRANSMISSION

•	Chesf (+R$42 million): (i) increase in the volume of transmission projects being built by the company between the periods, mainly in contract 061/2001. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system.
•	CGT Eletrosul (+R$10 million): (i) Increase in the volume of transmission projects being built by the company between the periods, from R$22.2 million in 1Q21 to R$27.5 million in 1Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system; (ii) R$5.2 million in 1Q22 referring to SPE TSLE.

Partially offset by:

•	Furnas (-R$15 million): (i) reduction in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contract 062/2001.

CONTRACTUAL REVENUE – TRANSMISSION

•	Chesf (+R$17 million): (i) increase in contractual assets related to contract 061/2001, due to the increase in the volume of transmission projects being built by the company between the periods.
•	CGT Eletrosul (+R$46 million): (i) The variation is mainly due to: i) increase in contractual assets related to contract 057/2001, due to the increase in the volume of transmission projects being built by the company between the periods, R$ 8 million; (ii) acquisition of control of investee TSLE, concession agreement 020/2012 (TSLE), R$34 million; (iii) acquisition of control of investee FOTE, concession agreement 007/2014, R$8 million; and reduction of the IGPM in purchase with the same period in 2021 (6.18% Dec/20-Feb/21 and 4.59% Dec/21-Feb/22), with effects mainly on contract 010/2005; R$ - 4 million.
•	At Furnas (+R$41 million): (i) increase in the balance of contractual assets related to contract 062/2001, as a result of the adjustment made in September 2021, as a result of re-estimates of progress in the execution of transmission projects in progress and of ANEEL authorizations for RAPs for completed transmission projects.
Table 06: OTHER OPERATING REVENUE
Operating Income	1Q22	1Q21%
Others Revenues	202	173	17%
Non-recurring events
Revenue reversal energy interconnection between Brazil and Uruguay	0	8	100%
Other recurring income	202	181	11%
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	11

MARKETLETTER 1Q22

OTHERS REVENUES

ANALYSIS OF VARIATION 1Q21X1Q22

•	At Eletronorte (+R$21 million): (i) increase of (a) R$ 10.3 million in Proinfa; (b) R$ 5.3 million in CDE; (c) R$ 4.3 million in Operation and Maintenance services; (d) R$ 2.9 million in leases and rentals, partially offset by (ii) a R$4.4 million reduction in other revenues.

•        In the holding (+R$13 million): higher revenue from the provision of various services.

Partially offset by:

•	CGT Eletrosul (-R$ 3 million): (i) in 1Q21 there was revenue from the sale of studies and projects in the transmission segment in the amount of R$ 3.1 million, which did not occur in 1Q22; reduction partially offset by (ii) the entry, in 1Q22, of new fiber optic sharing service contracts, in the amount of R$ 0.2 million.

OPERATIONAL EXPENSES

Table 07: OPERATIONAL COSTS AND EXPENSES
Operational costs	1Q22	1Q21%
Energy purchased for resale	-483	-499	-3%
Charges on use of the electricity grid	-621	-456	36%
Fuel for production electric power	-768	-537	43%
Construction	-195	-149	31%
Personnel, Material, Services and Others	-1,965	-2,034	-3%
Depreciation and amortization	-645	-458	41%
Operating Provisions
Total Operating Costs and Expenses	-2,070	-1,105	87%
Non-recurring events	-6,748	-5,238	29%
(-) Non-recurring PMSO events
(-) Non-recurring provisions	49	101	-52%
(-) Generation Construction	1,805	991	82%
Total Recurring Operating Costs and Expenses	-4,890	-4,137	18%

ANALYSIS OF VARIATION 1Q21X1Q22

ENERGY PURCHASED FOR RESALE

•	In the holding company (-R$85 million): due to the reduction in energy imports from Uruguay, due to the lower demand for energy volume by the ONS due to the improvement in the country's hydrological situation.

Partially offset by:

•	In Furnas (+R$59 million): (i) price readjustment of the current purchase agreements of approximately 22% in the period, representing an increase of approximately R$48 million; (ii) Purchases made in 1Q22 (taking advantage of market opportunities, including incentivized energy), without comparison in 2021, totaling an increase of R$ 36 million for the period; (iii) difference in purchases in the Short-Term Market, since, in the months of 1Q22, the results were positive, therefore, there was no purchase in the MCP, while in the 1Q21, although the results were positive in the MCP, in the first two months of 2021 Furnas presented a total negative result of R$ -17 million, as there were amounts withheld at the CCEE due to the judicialization of the sector and such results allowed the use of this credit at the time; (iv) remaining difference (-R$ 8 million) is due to Cofins/Pasep credits.
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	12

MARKETLETTER 1Q22

•	At Eletronorte (+R$14 million): (i) increase in the costs of purchase contracts for PIEs in Amazonas, R$56 million of which resulted from the contractual readjustment based on the IGP-M; (ii) start of the TEMPO power purchase agreement, totaling R$5 million; (iii) readjustment of the SINOP purchase agreement, generating an increase of R$ 117 thousand; (iv) at MCP, the difference was R$802 thousand; (iii) increase in taxes (PIS, COFINS and PASEP) and leasing recoverable by R$ 48 million.

FUEL FOR ELECTRICITY PRODUCTION

•	In Furnas (+R$193 million): difference in the dispatch of the Santa Cruz plant, which in 1Q22 had a generation of 557,686 MWh and in the same period of 2021 a generation of 272,552 MWh, representing an increase of approximately 285,000 MWh.
•	At Eletronorte (+R$42 million): (i) R$80.4 million increase in Ship or Pay and Take or Pay accessory expenses, as a result of the 15.25% reduction in natural gas consumption, thus reflecting in the increase, since the volume of natural gas that was no longer consumed and billed as a purchase of natural gas, started to be charged as an ancillary expense, due to the obligation of minimum consumption of contracted natural gas; (ii) a reduction of R$ 19.8 million in expenses with the purchase of natural gas, equivalent to 3.6%, despite the price of natural gas having suffered the average contractual readjustment of 11.09%, mainly due to the reduction in 46.63 % in the production of energy at UTE Mauá 3 caused by the plant to remain operating at the inflexibility of 50% due to the increase in the reservoirs of the UHEs of the Submarket of the North Region, causing the dispatches of the UHE to be prioritized compared to the plants thermal plants that have inflexibility in their contracts; (iii) reduction of R$ 19 million referring to the ICMS refund on the sales of energy produced by UTE Mauá 3, due to the consumption of natural gas. The reversal occurs because the sale is outside the state of AM and is exempt from ICMS;

Partially offset by:

•	At CGTEletrosul (-R$9 million): (i) variation in fuel cost (a) consumption, in 1Q21, of 380 thousand tons of coal and, in 1Q22, 250 thousand tons, negative variation of 34%, mainly due to downtime for maintenance of the generator set that took place in January 2022, offset by (b) an increase in the price of mineral coal between the periods, which had an impact of 17%.

Charges on use of the electricity grid

•	As a result of the increase in the tariff for the transmission and distribution system, the highlights being Eletronorte (+R$24 million) and Eletronuclear (+R$10 million).

CONSTRUCTION

•	At Chesf (+R$ 87 million): (i) expenses incurred (appropriated and allocated) in transmission investment events in progress. In addition, the company obtained a negative construction margin (when compared to revenue from transmission construction), due to reestimations of the progress in the execution of transmission projects in progress (including due to delays in works) and the identification of investments made still without authorized RAPs, mainly related to contract 061/2001.
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•	At CGT Eletrosul (+R$10 million): (i) Increase in the volume of transmission projects being built by the company between the periods, from R$22.2 million in 1Q21 to R$27.5 million in 1Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system. (ii) R$ 5.2 million in 1Q22 referring to SPE TSLE.

Partially offset by:

•	In Furnas (-R$20 million): (i) changes in investments in generation and transmission contracts in the period. Construction expenses in Generation in 1Q21 totaled R$ -8.79 million and in 1Q22 the amount was R$ -3.42 million. As for the transmission, the amount referring to contract 062/01 in 2021 was R$ -30.13 million and in 2022 it was R$ -14.86 million. In the other contracts, the values for 2021 and 2022 totaled -524 thousand and -717 thousand, respectively.

Table 08: PERSONNEL, MATERIAL, SERVICES AND OTHER
Personnel, Material, Services and Others	1Q22	1Q21%
Personnel	-1,183	-1,247	-5%
Material	-56	-60	-6%
Services	-423	-379	12%
Others	-302	-349	-13%
PMSO total	-1,965	-2,034	-3,4%
Non-Recurring Items
Incentive Plans (PAE, PDC)	-2	-2	87%
Eletronorte Dismissal	0	64	0%
Indemnity Allowance Health Plan	15	0	0%
Reversal contributions to foundations - CVM 600 adjustment	-7	-8	94%
CGT Eletrosul Retroactive Tx of ADM ELOSAUDE	0	2	0%
Furnas labor claims	17	0	0%
Generator set rental (emergency assistance to Amapá)	0	28	0%
Recovery of expenses (Commissions Debentures transferred to Liabilities)	0	-8	0%
AmazGT gain from alienation	0	-3	0%
Legal costs (except labor)	20	0	0%
Asset Write-off (Energisa Acre)	6	0	0%
PMSO Recorrente	-1,916	-1,933	-1%

Análise da variação 1Q21X1Q22

personnel

•	readjustment of 6.76% referring to the Collective Bargaining Agreement ACT 2021-2022, applied from November 2021 (date of the agreement), but retroactive to May 2021 (base date of the ACT), with repercussions on wages, benefits , 13th salary, among others.
•	Payment of a non-recurring indemnity allowance of approximately R$ 15 million related to the change in the conditions of the health plan and an increase in the co-participation of employees of the companies, with the exception of Chesf (paid in April) and Eletronuclear (change not yet effected). These expenses represented R$10.2 million at Eletronorte, R$ 2.2 million at Holding, R$ 4.1 million at CGT and a reversal in Furnas of R$1.7 million, as Furnas had already posted this expense in December of 2021 in the amount of BRL 15.7 million.
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MARKETLETTER 1Q22

compensated by:

•	reduction of expenses between 1Q22 and 1Q21 as a result of the change in the conditions of the Health plan mentioned above, with an increase in the co-payment of monthly fees by employees and adjustments resulting from this process, reducing the expenses of the Eletrobras companies;
•	At Eletronorte (-R$69 million): (i) Reduction of R$87.6 million in expenses with: (a) FGTS, of R$52.5 million and Prior Notice, of R$13.7 million, both due to the dismissals that took place in 2021; (c) reduction of vacations, of R$ 10.5 million, due to the fact that, in 2021, it was higher due to dismissals (R$ 64 million in 1Q21 and R$ 270 thousand in 1Q22), in addition to the impact arising from of the normalization of vacation pay, which had been reduced in 2020 due to initiatives arising from the pandemic.
•	Furnas (-R$57 million): (i) reversal of part of the unpaid PLR/2020 provisioned balance (R$56.9 million); (ii) decrease of R$ 1.9 million in Labor Claims, partially offset by (iii) increase in the Additional items for length of service (R$ 4.1 million) influenced by the last salary adjustment (ACT21 - IPCA 6.7%), and Dangerous work (R$ 3.8 million) due to the return to face-to-face activities; and (iv) Reduction of R$ -7.9 million in the item Consumption of activities, causing an increase in Personnel, since less expenses were directed to investment.

Partially offset by:

•	Chesf (+R$35 million): (i) increase in the cost of interest due to the actuarial liability of the CD and BD benefit plans +R$36.8 million, partially offset by (ii) the reduction in expenses with medical/hospital expenses (co-payment) -R$ 1.4 million (iii) reduction in expenses with food/education/transport assistance - R$ 1.2 million; (iv) greater allocation of expenses in investment activity -R$ 15.7 million in the period.
•	At CGT Eletrosul (+R$8 million): (i) reduction in the allocation of personnel in investment in 1Q22 by R$ 4.4 million compared to 1Q21, which increases personnel expenses (ii) increase in the INSS ceiling by 10.1%, as of Jan/22, whose impact was R$1.7 million in 1Q22; (iii) an increase of R$ 1.8 million in hazardous work, overtime and on-call, due to scheduled maintenance carried out in 1Q22, mainly related to the scheduled stoppage of the Candiota III plant.

Material

•	At CGT Eletrosul (-R$11 million): (i) reduction in consumption of inputs by UTE Candiota III given the annual scheduled stoppage that took place from 01/04/22 to 02/16/22, especially at Virgin Cal, which had a 54% reduction in consumption in tons or R$9.1 million, partially offset by (ii) a 22% increase in consumption of other materials, especially parts and equipment used in the maintenance of the same plant; (iii) Reconciliation between PIS/Cofins credit accounts in 1Q21, which reduced the recorded amount of the credit, in 1Q21, by R$0.1 million, against R$4.7 million in 1Q22.

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MARKETLETTER 1Q22

Partially offset by:

•	At Eletronuclear (+R$7 million): (i) the usual consumption of materials outside the shutdown period may vary according to the type of material consumed in the maintenance of the plants, without relevant facts.

ServiCES

•	At CGT Eletrosul (+R$26 million): (i) Operational maintenance services were R$29.0 million higher in 1Q22 when compared to 1Q21, especially due to the annual maintenance of UTE Candiota III, carried out in 1Q22, which represents about 85% of this increase. The remainder is related to maintenance at HPP São Domingos, Aerogenerators and Substation Equipment. This increase was offset by: (ii) a R$3.2 million reduction in legal consulting services.
•	In Furnas (+R$19 million): (i) R$19.14 million increase in Medical, Hospital and Dental Care, due to the damming of expenses related to the use of the health plan due to the pandemic, where the elective surgeries were not being authorized and use of the plan dropped during the critical period of the pandemic, nor were occupational exams being performed.
•	At Chesf (+R$7 million): (i) increase in maintenance services for operating assets [+R$2.2 million]; (ii) increase in cleaning and maintenance services for properties and facilities [+R$ 3.9 million]; (iii) increase in cargo transportation [+R$ 1.6 million]; (iv) increase in surveillance services [+R$1.9 million]; on the other hand, we had: (v) reduction in expenses with hired labor [-R$ 2.3 million] due to the improvement in processes.

Partially offset by:

•	At Eletronorte (-R$11 million): (i) reduction of R$25.4 million in expenses with: (a) PASEP/CONFINS credits (reducing accounts), of R$19 million, since in 2021 there were reversal, no counterpart in 2022; (b) medical, hospital and dental care, of R$4.5 million, as the amounts are being recorded in the Personnel group; (c) maintenance of right-of-way and access roads, in the amount of R$1.9 million. On the other hand, there was: (ii) an increase of R$14.1 million in: (a) maintenance of operating assets, of R$6.1 million; (b) maintenance of office equipment, of R$4.3 million; (c) driver service, of R$3.7 million, due to the gradual resumption of contracts due to the return of on-site activities.

OTHERS

•	In the Holding (-R$38 million): (i) lower tax expense, as IR was paid in 1Q21 resulting from the 2015 IR sentence of R$42 million, which did not occur in 1Q22; (ii) an increase of R$ 11 million related to the contribution to Cepel.
•	At Eletronorte (-R$46 million): (i) reduction of (a) Rent of Generator Sets: R$ 29 million (Emergency assistance to the state of Amapá); and (b) Write-off of assets: R$ 28.3 million (Energisa Acre), both occurred in 2021 with no counterpart in 2022, partially offset by (ii) an increase of R$ 11 million in: (a) Recovery of expenses ( reducing account): R$ 3.7 million; (b) Procedural/administrative fine of R$3.3 million referring to an administrative proceeding with the CCEE; (c) Rental of real estate for commercial purposes, in the amount of R$2.4 million; and (d) Insurance - facilities, equipment and inventories: R$1.7 million.
•	At Chesf (+R$7 million): (i) reduction in expenses with indemnities, losses and damages by (-R$39.5 million); partially offset by (ii) increase in taxes (mainly IPTU) (+R$ 6.4 million); (v) increase in outpatient and occupational health expenses (+R$ 4.1 million); (vi) recording of write-offs for conversion to payments in guarantees (+R$9.2 million), with no counterpart in 2021.
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MARKETLETTER 1Q22

Partially offset by:

•	In Furnas (+R$22 million): (i) impact in 1Q22 in the Indemnity, losses and damages item in the amount of R$19.6 million due to the lawsuit filed by CAEFE, referring to the collection of administrative expenses related to an agreement signed between the parties, including attorneys' fees and interest/currency adjustment; (ii) increase in the item Taxes and Fees - IPTU in the amount of R$ 1.42 million; partially offset by (iv) reduction in amounts paid as "Contribution to CEPEL" in 1Q22, compared to 1Q21 (approximately R$ 2 million); (ii) Donation to schools and road maintenance, with a reduction of R$ 1.4 million.
•	At CGT Eletrosul (+R$13 million): (i) recovery of expenses in 1Q22 were R$ 4.6 million lower than in 1Q21, especially due to the recovery of R$ 8.1 million referring to debenture commissions to be amortized that occurred in 1Q21; (ii) In 1Q22, there were expenses of R$ 5.4 million, referring to the emergency that occurred in the assets of the SPE TSLE and which did not occur in 1Q21; (iii) indemnity for damages and legal costs were R$0.9 million higher in 1Q22 (iv) Insurance expenses were R$1.6 million higher in 1Q22 when compared to 1Q21.

DEPRECIATION AND AMORTIZATION

Table 09: Depreciation and amortization
Depreciation and amortization	1Q22	1Q21%
Depreciation and amortization	-645	-458	40.8%

Non-Recurring Events

Recurring Depreciation and Amortization	-645	-458	40.8%

OPERATING PROVISIONS

Table 10: Operating Provisions

Operating Provisions	1Q22	1Q21%
Operating Provisions/Reversals	-2,070	-1,105	87%

Non-recurring provisions/reversals
Provision for Disputes	-372	-497	-25%
Compulsory Loan	-300	-435	-31%
Allowance for PCLD Prospective credit loss estimate (CPC 48)	-1,057	0	-
Provision for actuarial liabilities	-27	-14	97%
Provision for investment losses	-16	-15	6%
RAP adjustment portion (g)	0	0	-
Long-term asset impairment	0	0	-
Provision/(Reversal) for Implementation of Shares - Compulsory Loan	-11	7	-265%
Provision for judicial deposits	0	0	-
Provision for the reduction of Fuel inventories	0	0	-
ANEEL Provision - CCC	0	-31	-100%
Provision for unsecured liabilities	-23	0	-
Candiota III Plant - Inflexibility	0	0	-
Candiota III Plant - Coal	0	-6	-100%
Non-recurring provisions/reversals	-1,805	-991	82%

Recurring Provisions/Reversals
Warranties	3	18	-83%
PCLD (excluding PCLD Prospective Estimate of Prospective Credit Loss (CPC 48))	-191	-99	92%
GAG improvement	-75	-51	47%
Others	-2	19	-111%
Recurring provisions/reversals	-265	-114	133%

The positive values in the table above mean reversal of provision.

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MARKETLETTER 1Q22

VARIATION ANALYSIS 1Q21X1Q22

The variation is mainly explained by:

•	Provision for Litigation of R$607 million in 1Q22: (a) In the Holding, provision for litigation of R$286 million, highlighting the R$300 million provision for compulsory loan lawsuits; and (b) in Furnas, R$176 million, with emphasis on Environmental Contingency, with the change in the risk classification to "probable" of a lawsuit, in the amount of R$64 million, referring to the Municipality of Capitólio, Regulatory Contingency, related to ANEEL's tax assessment notice (R$ +27 million); and Civil Contingency, in the process of Acciona Concessões Rodovia do Aço S.A., for indemnity for material damages (R$ +22.9 million);
•	Provision for Allowance for Consumers and Resellers, in the amount of R$896 million, with emphasis on the increase in the provision of R$867 million at Eletronorte, referring to the delinquency of Amazonas Energia with electric energy debts from independent energy producers (PIE). The total amount receivable from the customer Amazonas Energia until 03/31/2022 with Eletronorte is R$ 2.6 billion, of which R$ 547 million is overdue and unpaid debt. Of the total accounts receivable, the amount of R$1.9 billion is provisioned on 03/31/2022.
•	Provision for Allowance for Financing and Loans, in the amount of R$351 million, with emphasis on the provision of R$359 million, referring to the delinquency of Amazonas Energia with financial debts, of which R$169 million of Overdue Debts and R$190 million of Estimate (Prospective CPC 48). The total amount provisioned until 03/31/2022 of Amazonas Energia's financial debt with the holding company is R$ 1.6 billion, with the total balance of the financial debt until 3/31/22 of R$ 4.6 billion.
•	Gag Melhoria: highlight for Chesf of R$51 million, referring to investments in renovated plants and Furnas, with R$24 million.

SHAREHOLDINGS

Table 12: Shareholdings
Shareholdings	1Q22	1Q21%
Shareholdings	552	430	28%
Non-recurring adjustments

Recurring shareholdings	552	430	28%

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MARKETLETTER 1Q22

VARIATION ANALYSIS 1Q21X1Q22

SHAREHOLDINGS

•	The main highlights were: (i) Madeira Energia S.A.: negative variation of R$220 million in 1Q21 against a reduction to zero considering that the negative effects due to the arbitration were already addressed by Eletrobras in 4Q21; Partially offset by: (ii) worsening results in affiliates, highlighting: (a) CEEE (-R$28 million), with a record of R$39 million at CEEE-GT in 1Q21 against a record of R$11 million at CEEE-G in 1Q22; and (b) Cemar (-R$22 million). (iii) in SPE Norte Energia (-R$19 million), mainly as a result of the impact of the increase in interest rates.

FINANCIAL RESULT

Table 12: financial income and expenses

Financial Result	1Q22	1Q21%
Financial income
Interest income, commissions and fees	199	139	44%
Revenue from financial investments	342	91	276%
Moratorium addition on electricity	113	128	-12%
Net currency updates	-223	326	-168%
Net exchange rate variations	1,130	-601	-288%
Net derivative gains and losses	-79	285	-128%
Financial Expenses
Debt Charges	-821	-493	67%
Lease Charges	-141	-114	23%
Charges on shareholder resources	-2	-143	-98%
Other net financial income and expenses	-39	-201	-80%
Financial Result	478	-584	-182%
Non-recurring adjustments
(-) Company Revenue distributors	-163	-81	101%
(-) Regularization of tax credits/Fine and Infraction Notices	0	63	-100%
(-) Monetary update. company compulsory	362	56	543%
Financial expense related to the write-off of the customer to adjust the customer's balance related to the renegotiation of the CEA.	-34	0	-
Financial Charges	0	6	-100%
Recurring Financial Result	643	-540	-219%

FINANCIAL RESULT:

VARIATION ANALYSIS 1Q21X1Q22

In 1Q22, the financial result showed a positive variation, with a negative result of R$ 584 million in 1Q21 and a positive result of R$ 429 million in 1Q22. The main variations were:

•	The net exchange variation, which went from a negative net variation of R$601 million in 1Q21 to a positive net exchange variation of R$1,130 million in 1Q22, mainly due to the variation in the debt balance in dollars and the variation in the dollar in the respective periods . In 1Q21, there was a devaluation of the real against the dollar when compared to the immediately previous quarter (4Q20), from R$5.20 to R$5.70 and, against the Euro, from R$6.38 to R$ 6.69, while in 1Q22 the opposite occurred, where the appreciation of the real was observed, with the quotation against the dollar, changing from R$ 5.58 to R$ 4.74 and against the Euro of R$ 6.32 to BRL 5.26.
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MARKETLETTER 1Q22

•	Income from financial investments, which increased from R$91 million in 1Q21 to R$342 million in 1Q22, due to the increase in the average volume of the cash balance in the period, together with a higher profitability of the portfolio's investments, mainly as a result of the increase in of interest rates.

Partially offset by:

•	Net monetary restatements, which went from a positive net variation of R$326 million in 1Q21 to a negative net variation of R$228 million in 1Q22. In the Holding, the result of net monetary restatements was impacted by the increase in passive monetary restatements related to the compulsory loan, which went from R$56 million in 1Q21 to R$362 million in 1Q22, mainly due to the Selic variation and the increase in the stock of accrued provision, mainly due to the change in the parameters of the provisioning criteria as of 3Q21. At Chesf, with the recognition of losses from customers Ligas do Brasil, Rio Doce Manganês, Energisa Sergipe and Equatorial Alagoas in 2021, the company stopped recording the active update of the balance of overdue invoices, which totaled R$19.7 million in transactions in 1Q21 . There was also the record of lower updating of judicial deposits (-R$ 18.0 million) between the base dates.
•	At Eletronorte: (i) net gain of R$ 285 million, in 1Q21, against a net expense of R$ 79 million in 1Q22, representing a reduction of R$ 364 million, with derivatives, due to the variation of the LME - London Metal Exchange in the period. The contract with Albras provides for an energy sale price plus the payment of a premium, which varies according to the aluminum price on the LME, quoted in US dollars. In 2022, the LME reached the maximum price stipulated in the contract and, due to the negative variation of the dollar, losses with derivatives were recorded.

INCOME TAX

Income tax and social contribution	1Q22	1Q21%
Current income tax and social contribution	-789	-972	-19%
Deferred income tax and social contribution	-80	-235	-66%
Total income tax and social contribution	-869	-1,207	-28%
Non-Recurring Events
(-) Non-recurring Eletrosul adjustment	26	9	189%
Recurring income tax and social contribution	-843	-1,198	-30%

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MARKETLETTER 1Q22

1.2 EBITDA Consolidated

Table 13: EBITDA Detail

EBITDA	2022	2021	%
Result of the Exercise	2,716	1,609	69%
+ Provision for Income Tax and Social Contribution	869	1,207	-28%
+ Financial Result	-478	584	-182%
+ Amortization and Depreciation	645	458	41%
= EBITDA	3,752	3,858	-3%
ADJUSTMENTS NON-RECURRING EVENTS
Other Income and Expenses	-121	0	-
Reversal of Revenue energy interconnection between Brazil and Uruguay	0	8	-100%
Reversão de Penalidades por indisponibildiade - CCEAR - CGT Eletrosul	-65	0	-
Variation corresponding to the increase in Eletrosul's retroactive Supply revenue	8	0	-
Inflexibility Reimbursement 2020 Candiota III (revenue deductions)	0	-7	100%
Incentive Plans (PAE, PDC)	-2	-2	-13%
Eletronorte resignation	0	64	-100%
Indemnity Allowance Health Plan	15	0	-
Foundations contributions reversal - CVM 600 adjustment	-7	-8	-6%
CGT Eletrosul Retroativo Tx by ADM ELOSAUDE	0	2	-100%
Furnas labor claims	17	0	-
Generator set rental (emergency assistance to Amapá)	0	28	-100%
Recovery of expenses (Commissions Debentures transferred to Liabilities)	0	-8	-100%
Amazonas GT gain from alienation	0	-3	-100%
Indemnities, losses and damages: CAEFE (2022) Furnas	20	0	-
Legal costs (except labor)	6	0	-
Asset Write-off (Energisa Acre)	0	29	-100%
Provision for Disputes	372	497	-25%
Compulsory Loan	300	435	-31%
Allowance for Credit Loss Estimate (CPC 48)	1,057	0	-
Provision for actuarial liabilities	27	14	97%
Provision for investment losses	16	15	6%
Provision/(Reversal) for Implementation of Shares - Compulsory Loan	11	-7	-265%
Provision for unsecured liabilities	23	0	-
ANEEL Provision - CCC	0	31	-100%
Candiota III Plant - Coal	0	6	-100%
= EBITDA RECURRING	5,428	4,952	9.6%

Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from the extended concessions in light of Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. In addition, considering the privatization of the distributors concluded in April 2019, and these operations are no longer part of its core business, the company treated as non-recurring the material effects of financial income, expenses, PL reversals and allowance for loan losses. (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting results until their complete depletion. However, they were treated as recurring allowances for outstanding outstanding debt of distributors, as well as debts related to energy supply, with the exception, therefore, of provisions for prospective allowances (CPC 48) for energy supply.

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MARKETLETTER 1Q22

Recurring Cash Generation with Adjustment of the Transmission Regulatory RAP

	1Q22	1Q21
1. EBITDA Recurrent	5,428	4,952

2. (-) Total Corporate Revenue from Transmission	4,235	3,801
O&M Revenue	1,215	1,038
Construction Revenue	302	304
Finance - Return on Investment - RBSE	147	120
Contractual Revenue Transmission	2,571	2,340

3. (+) Total Payment of Allowed Annual Revenue	3,708	2,895
Revenue of RAP and indemnities	2,494	1,857
O & M Revenue	1,215	1,038

4 = 1 - 2 + 3 : Approximate Cash Generation	4,901	4,046

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MARKETLETTER 1Q22

1.3       Consolidated Results by Continued Operations segment:

Table 14: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND
2022
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	43,612	5,441,185	3,824,629	(128,108)	9,181,318
Operating Costs	(31,824)	(3,104,043)	(684,043)	125,033	(3,694,877)
Operating Expenses	(2,683,891)	(200,179)	(171,868)	3,075	(3,052,863)
Operating Income Before Financial Result	(2,672,103)	2,136,963	2,968,718	-	2,433,578
Financial Result					478,188
Result of Equity Interests					552,441
Other income and expenses					121,033
Income tax and social contribution					(868,866)
Net income					2,716,374

2021
Finacia Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	66,753	4,921,246	3,465,642	(245,215)	8,208,426
Operating Costs	(119,357)	(2,486,582)	(574,619)	241,951	(2,938,607)
Operating Expenses	(1,960,292)	(179,085)	(163,505)	3,264	(2,299,618)
Operating Income Before Financial Result	(2,012,896)	2,255,579	2,727,518		2,970,201
Financial Result					(583,771)
Result of Equity Interests					430,075
Income tax and social contribution					(1,207,366)
Net income (loss) for the period					1,609,139

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MARKETLETTER 1Q22

1.3.1. INDEBTEDNESS AND RECEIVABLES

Table 15: GROSS DEBT AND NET DEBT
03/31/2021
Gross Debt - R$ million	41,639
(-) (Cash and cash equivalents + marketable securities)	15,454
(-) Financing Receivable	5,195
(-) Net balance of Itaipu Financial Assets[1]	435
Net debt	20,554

1Explanatory Note 18b to the Financial Statements.

Total Consolidated Gross Debt without RGR with Debentures – R$ billion

Gross Parent Debt without RGR – R$ billion
	2022	2023	2024	2025	2026	2027	After 2027	Total (R$ million)
Amortization with RGR and Debentures	7.0	4.8	6.6	4.3	4.2	1.7	13.0	41.6

Table 17: Foreign Exchange Exposure

Asset	US$ million	%
Itaipu Loans Receivables	99,081	52%
Itaipu Financial Asset	91,816	48%
TOTAL	190,897	100%

Passivo*	US$ thousand	%
Bônus 2025 - Eletrobras	499,179	34%
Bônus 2030 - Eletrobras	741,305	51%
Others	224,698	15%
TOTAL	1,465,182	100%

	2022	2023	2024	2025	2026	2027	After 2027	TOTAL
Asset (US$ million)	145.76	43.64	1.49	0.00	0.00	0.00	0.00	190.90
Liabilities (US$ million)	33.56	46.07	19.51	518.69	19.51	19.51	808.32	1,465.18
Foreign Exchange Exposure	112.20	-2.43	-18.02	-518.69	-19.51	-19.51	-808.32	-1,274.28

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* In the balance of Bonuses 2030 and 2025, there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

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MARKETLETTER 1Q22

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s Escala Global	“Ba2”: / Estable	04/26/2022
Moody’s SACP	“Ba2”: / Estable	04/26/2022
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negativa	06/02/2021
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negativa	06/02/2021
S&P LT Local Currency – Local Currency	brAAA/ Estable	04/13/2022
S&P Issuer Credit Rating – Foreign Currency	BB-/ Estable l	04/13/2022

*CreditWatch

FINANCING AND LOANS GRANTED (RECEIVABLES)

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivable from Itaipu's financial assets of R$435 million and allowance for loan losses of R$1,501 million and current charges.

Company and Financing receivable Parent company - R$ billion
Receivables Projection	2022	2023	2024	2025	2026	2027	after 2027	TOTAL
Parent Company	1.5	1.4	1.1	0.4	0.4	0.3	2.2	7.3

Does not include charges and PCLD.

In the process of privatization of distributors, CCC credits were assigned, which depended on Aneel's analysis and inspection. These credits are activated in the Company's Financial Statements, as of 12/31/2021, in two accounts, namely Right of Reimbursement and Financing receivable, according to Explanatory Notes 13 and 9 of 1Q22, and detailed below:

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MARKETLETTER 1Q22

REFUND RIGHT

At a meeting held on September 28, 2021, the board of Aneel deliberated on the CCC inspection processes, still pending analysis, according to the inspection period of Ceron, Eletroacre and Boa Vista.

Thus, all eight inspection processes (first and second periods of the privatized distributors that were called Amazonas D, Eletroacre, Ceron and Boa Vista) were closed and the payment conditions were defined in the amount of R$ 2,670.5 million, updated by the IPCA of Aug/2021, which must be reimbursed by CCC to Eletrobras, as holder of the assumed credits of these distributors. This amount will be received in 60 months, in equal installments updated by the IPCA, with the first payment to be made in January 2022.

As for "inefficiency" credits, Law No. 14,182/2021 increased the scope of "inefficiency" by 14 months, from Jul/09 - Apr/16 (Law 13,299/2016) to Jul/09 - Jun/17, whose positive effect has already been reflected in the 3rd ITR of 2021. Additionally, CNPE Resolution No. 15/2021, later amended by CNPE Resolution No. 30/2021, issued on December 21, 2021, which defined the grant amount to be paid by Eletrobras for the new generation concessions in the company's capitalization process, informed the value of R$ 2,906,498,547.37 of "inefficiency" credits from Amazonas and Boa Vista, updated by the IPCA expectation until Dec/21, which will reduce the amount of grant to be paid by Eletrobras. As the CNPE updated the “inefficiency” credits by IPCA, Eletrobras has already made the adjustment in the 3rd ITR, changing the update of the “inefficiency” credits from Selic to IPCA. Thus, the positive impact of the 14-month increase in the coverage of “inefficiency” credits was partially neutralized by the negative impact of the exchange of the adjustment of these credits from Selic to IPCA, leaving a positive net value of R$ 341.5 million (position Sep/21), already recorded in 3Q21.

However, as can be seen in the two CNPE Resolutions, the amount of the “inefficiency” credit, which will deduct the grant amount to be paid by Eletrobras for the new generation concessions, has already been defined providing for inflation until December 31, 2019. 2021, with no possibility to change the defined value, with the inclusion of the real inflation for the period.

In 1Q22, Eletrobras has recorded the total amount of R$ 6,032.3 million in credits assumed by the distributors in their privatization processes. The amount of R$ 2,683.3 million will be paid by the CCC Fund to Eletrobras. The amount of R$ 2,906.5 million in “inefficiency” credits will be used for Eletrobras to deduct the grant amount to be paid for the new generation concessions in the company's capitalization process. The amount of R$ 442.4 million recorded in the loans and financing account referring to the current credit return agreement signed with Amazonas Energia, which is still in the grace period for payment of the principal, must be paid by Amazonas Energia. It is important to highlight that in 3Q21 Eletrobras made a provision in the amount of R$ 340.1 million referring to current credits owed by Ceron, Eletroacre and Boa Vista Energia (credits made before the transfer of the right to Eletrobras, and, therefore, need to be returned to the Eletrobras) as contracts have not yet been signed with these three distributors for the return of the amount. Currently, Eletrobras has been discussing with the three companies the amount to be paid to Eletrobras. After defining the amounts and payment terms, the contracts will be signed and Eletrobras will be able to reverse part or all of this provision of R$ 340.1 million. The total amount received from CCC credits in 1Q22 was R$140 million, of which R$6.5 million refers to monetary restatement.

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MARKETLETTER 1Q22

RBSE REPROFILING

In September 2021, the reprofiling of the financial component of the RBSE was recorded. ANEEL's decision caused a reduction in the payment curve of the amounts related to the periodic review of the Permitted Annual Revenues - RAP associated with transmission facilities for the 2021/2022 and 2022/2023 cycles and an increase in the flow of payments in the cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, however, the remuneration for the cost of equity – Ke.

Table 21: RBSE reprofiling R$ million:

REPROFILED Financial Component	Period 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	639	886	1.648	1.648	1.648	1.648	1.648
ELETRONORTE	278	393	769	769	769	769	769
ELETROSUL	161	215	360	360	360	360	360
FURNAS	806	1.199	2.635	2.635	2.635	2.635	2.635
Total	1,884	2,693	5,411	5,411	5,411	5,411	5,411
Economic Component	Period 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	1.091	1.091	654	654	654	654	654
ELETRONORTE	562	562	242	242	242	242	242
ELETROSUL	187	187	69	69	69	69	69
FURNAS	1.785	1.785	1.136	1.136	1.136	1.136	1.136
Total	3,625	3,625	2,102	2,102	2,102	2,102	2,102
Total RBSE after REPROFILING	Period 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	1.730	1.976	2.302	2.302	2.302	2.302	2.302
ELETRONORTE	841	955	1.011	1.011	1.011	1.011	1.011
ELETROSUL	348	402	430	430	430	430	430
FURNAS	2.590	2.984	3.771	3.771	3.771	3.771	3.771
Total	5,509	6,318	7,513	7,513	7,513	7,513	7,513

The above amounts include TFSEE (Electric Energy Services Inspection Fee) charges and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. In addition, the data refer to the tariff cycle and not to the calendar year.

The values approved in the reprofiling were updated by the IPCA.Amortizações RBSE 2022- R$ mil

	Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
2022	432,510	87,120	210,138	647,571	1,377,339

Note: TFSEE and R&D values are included. PIS and COFINS are not included.

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MARKETLETTER 1Q22

1.4. Investment

Table 22: INVESTMENTS BY SEGMENT - R$ million

Investiment (Corporate + Partnerships)	Realized 1Q22	Budgeted PDNG 1Q22	% Budgeted 1Q22

Generation Corporate	98	301	33%
Implantation /Ampliation	37	178	21%
Maintenance	62	123	50%
Transmission	240	259	93%
Reinforcements and improvements	69	97	70%
Maintenance	152	126	121%
Ampliation	19	36	53%
SPES	-	193	-
Others*	43	64	66%
Total without Eletronuclear	381	817	47%
Eletronuclear	142	243	59%
Total	523	1,060	49%

Others: Research, Infrastructure, Environmental Quality

* For further details on investments, by subsidiary or by project, see attachment 3 to this Investor Notice, to be released shortly.

IN 2022, R$523 MILLION OF THE R$1,060 MILLION BUDGETED FOR THE QUARTER WAS INVESTED.

In Generation, investment totaled BRL 239 million, considering the investment in Eletronuclear's Angra-3 Nuclear Power Plant: BRL 106 million carried out, referring to the resumption of works after bidding in 2021. of R$ R$ 35 million referring to maintenance. It is noteworthy that in the consolidated PDNG of Eletrobras, there was an investment forecast for Eletronuclear only for the month of Jan/22, given the previous perspective of privatization occurring within this period, which is why it is presented separately in the table above. At the Santa Cruz Thermoelectric Power Plant, in Furnas, R$ 24 million was invested in the implementation of the combined cycle. In maintenance, there was an investment of R$47 million at Chesf at the Sobradinho plant and others, R$11 million at Furnas and R$3 million at Eletronorte.

There were no investments in generation SPES.

In Transmission, investment totaled R$ 240 million, of which R$ 69 million in reinforcements and improvements, with emphasis on R$ 34 million at Chesf related to video monitoring and tele-assistance projects in several substations, among others, R$ 15 million at CGT Eletrosul and BRL 16 million at Eletronorte, with BRL 12 million more than expected for energization at the end of 2021, whose payments were made in 2022. In maintenance, there was a total realization of BRL 152 million, which was 21% higher of the R$ 126 million budgeted, with emphasis on R$ 132 million at Chesf referring to equipment, revitalization of transmission lines, among other small-scale reinforcement and improvement projects, with associated revenue and R$ 13 million at Eletronorte. Chesf, Eletronorte and CGT Eletrosul performed above the budget for the period by R$ 44 million. In expansion, BRL 19 million was realized, of which BRL 12 million at CGT Eletrosul and BRL 3 million more than planned at Chesf due to achievements at LT São Luiz II and São Luiz III and LT Paraiso-Açu C3.

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MARKETLETTER 1Q22

There were no investments in transmission SPES.

INVESTMENT FRUSTRATIONS

In generation, there was a total frustration of R$304 million, in 2022, with emphasis on the Santa Cruz plant, with a total of R$107 million, due to adjustments made to the physical and financial schedule of the project. In Maintenance at the Angra I and II plants, there was frustration of R$ 106 million due to problems with raw materials and delays in the delivery of imported equipment; At Furnas, there was frustration of R$ 42 million due to delays in bidding processes, changes in budget guidelines, changes in project scopes.

In Transmission, there was a total frustration of only BRL 19 million in 2022, having achieved 93% of the budget for the period. In reinforcements and improvements, there was frustration of R$ 29 million, of which R$ 28 million in Furnas due to delays in internal processes, failed bids and synergy with other projects; R$ 9 million at CGT Eletrosul also for delays in bids. In terms of maintenance, although the overall consolidated performance was higher than planned, there was frustration of R$18 million in Furnas due to delays in internal processes and changes in budget guidelines. In expansion, there was frustration of R$ 17 million, of which R$ 20 million at CGT Eletrosul due to delays in executive projects, mobilization of works to supply transformers to SE Blumenau and Siderópolis.

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 1Q22 – GENERATORS - TWH

In terms of energy market evolution, the Eletrobras Companies, in 1Q22, sold 42.7 TWh of energy, against 49.2 TWh traded in the same period of the previous year, which represents a decrease of 13%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12,783/2013, as well as by the plants under the exploration regime (ACL and ACR).

Sales: includes developments under Law 13,182/15

Average ACR Prices in the chart do not include Itaipu and Quotas (O&M). Include Electronuclear.

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MARKETLETTER 1Q22

1.5.2. ENERGETIC BALANCE

Table 23: Energetic Balance
Energetic Balance (MWmed)	2022	2023	2024	2025	2026

Ballast	9.314	9.270	9.291	8.798	4.819
Own resources (1)	8.098	8.180	7.878	7.878	4.113
Energy Purchase	1.215	1.111	920	920	705
Sales	7.008	6.411	4.994	3.514	3.149
ACL - Bilateral Contracts + MCP realized	4.934	2.843	1.590	1.590	1.224
ACR - Except quotas	2.074	2.152	1.925	1.925	1.925
Average Selling Price R$/MWh	250,72	247,47	241,26	241,26	219,56
Average Purchase Price R$/MWh	292,76	268,94	244,36	244,36	224,81
Average Selling Price R$/MWh (1)	196,93	178,06	183,69	183,69	187,66
Average Purchase Price R$/MWh (1)	251,45	217,37	218,45	218,45	221,90
Balance (Ballast - Sales)	2.305	2.860	4.296	5.284	1.670
Uncontracted Energy *	25%	31%	46%	60%	35%

* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.

Contracts entered into until 03/31/2022.

The consequences of Law 14.182/2021, the process of depricing the plants under the Physical Guarantee Quotas regime and the creation of the new state-owned company are not being considered in the balance sheet.

The installments of Physical Guarantee Quotas and Nuclear Energy Quotas are not included in the balance sheet.

The Average Sales Prices do not consider projects under the Physical Guarantee Quotas and Nuclear Energy Quotas regime.

In Own Resources, for the hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors in function of the Internal Losses, Losses in the Basic Grid and Availability.

The extension of the concession period for the Mascarenhas de Moraes and Tucuruí HPPs was considered, as established in ANEEL Homologatory Resolution No. 2,932, of September 14, 2021;

Regarding the PIEs from which Amazonas GT (merged by Eletronorte) purchases energy and transfers it to the Distributor, (1) The reversion of assets to Eletronorte was considered from the date of termination of the current contracts (May/2025), and considered new sales contracts for the Distributor as of that date, according to the instructions of MP 855/2018.

(2) The prices of the contracts of Amazonas GT (merged by Eletronorte), including the contracts of PIEs, arising from the process of de-verticalization of Amazonas Distribuidora, are not considered in the purchase and sale prices, it is worth noting that, in this case, energy purchase and sale transactions do not reflect an economic impact ("pass-through").

Physical and Nuclear Energy Guarantee Quotas (MWmed)	2022	2023	2024	2025	2026
Physical Guarantee Quotas for Hydroelectric Power Plants (3)	7.464	7.451	7.451	7.451	7.451
Nuclear Energy Quotas	1.573	1.573	1.573	1.573	1.573

(3)     Total Physical Guarantee Values of the projects. The concession under provisional administration of HPP Jaguari was considered, remaining until 2022.

It only considers the existing CCGF, unlike the publications up to 2Q21, which considered the end of the contracts for UHE Mascarenhas de Moraes, in Jan/2024, and UHE Tucuruí, in Aug/2024, and from these dates, these plants were considered in the of Physical Guarantee Quotas.

With the developments of Law 14.182/2021 and the process of deducting the plants under the Physical Guarantee Quotas regime, the following scenario is presented considering its effectiveness:

Scenario Law 14.182/2021 (MWmed)	2022	2023	2024	2025	2026
Physical Guarantee Quotas for Hydroelectric Power Plants (3) (4)	7.464	5.961	4.470	2.980	1.490
Discounting (5)	0	1.332	2.663	3.995	5.327
New Grants (6)	0	5.728	5.728	5.728	5.728

1) Total Physical Guarantee Values of the projects. Discounting taking place gradually over a period of 5 years from 2023.

2) Total Physical Guarantee Values of the projects. In the decoupling, the plants currently under quota regime will have a new concession under the Independent Energy Producer - PIE regime, occurring gradually over a period of 5 years from 2023. The Physical Guarantee values were defined in the Ordinance GM/MME No. 544/21.

3) Total Physical Guarantee Values of the projects. Considered new concession grants as of 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME No. 544/21. Regardless of what was observed in item (1).

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MARKETLETTER 1Q22

2.
Result Analysis of
Parent Company

In 1Q22, Eletrobras Holding posted net income of R$ 2,708 million, an increase of 69% compared to the net income of R$ 1,601 million in 1Q21. The 1Q22 result was decisively influenced by: (i) an improvement in the financial result of R$ 1,116 million, mainly due to the positive effect of the exchange rate variation in 1Q22; (ii) revenue of R$ 121 million related to the tariff recognition associated with Fixed Assets in Progress – AIC, which were ratified by ANEEL through the extraordinary tariff review process and reimbursed to Eletrobras by the distributor Ceron; being partially offset by: (iii) provisions of R$648 million, of which R$300 million refer to compulsory loan and R$ 351 million to allowance for loan losses, of which R$ 359 million refer to Amazonas Energia.

EVOLUTION OF RESULT - R$ MILLION

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report.

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MARKETLETTER 1Q22

2.1       Shareholdings in the Parent Company

In 1Q22, the result from Equity Investments had a positive impact on the Parent Company's result by R$ 2,671 million, resulting from the Equity Income from investments in subsidiaries and affiliates, while the result in 1Q21 was R$ 2,725 million. Highlight for the improvement in the results of Chesf (+R$408 million), CGT Eletrosul (+R$203 million), Furnas (+R$172 million), Eletronuclear (+R$121 million) and partially offset by the worsening of results at Eletronorte (-R$ 900 million).

2.2       Operating Provisions of Parent Company

In 1Q22, Operating Provisions negatively impacted the Parent Company's results by R$648 million, compared to a provision of R$471 million in 1Q21. This variation is mainly explained by: (i) negative effect on provisions for Provision for Litigation, with emphasis on compulsory loan lawsuits in the amount of R$300 million, compared to a provision of R$435 million in 1Q21 ; and (ii) R$351 million in allowance for loan losses, of which R$359 million in provision for receivables against Amazonas Energia, comprising R$169.7 million in overdue debt PECLD and R$189.8 million in estimated of prospective PECLD.

Table 24: Operating Provisions (R$ million)
Operating Provisions
	1Q22	1Q21
Guarantees	- 3	- 18
Contingencies	286	451
PCLD - Financing and Loans	351	11
Investment Losses	16	15
Provision for Implantation of Shares - Compulsory Loan	11	- 7
ANEEL Provision - CCC	-	31
Others	- 13	- 11
TOTAL	648	471

2.3       Parent Company Financial Result

The financial result improved by R$1,116 million, mainly due to: (i) active exchange variation, which went from R$ -446 million in 1Q21 to R$839 million in 1Q22 due to the 8.4 % in 1Q21 and -15.1% in 1Q22; partially offset by the worsening of (ii) net monetary restatement, which went from R$311 million to R$-184 million, mainly due to the monetary restatement of the compulsory loan of R$306 million.

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MARKETLETTER 1Q22

Table 25: Financial Result (R$ million)

FINANCIAL RESULT	1Q22	1Q21
Financial income
Interest, commission and fee income	321	257
Income from financial investments	87	75
Additional moratorium on electricity	0	0
Interest income on dividends	171	0
Other financial income	117	74

Financial expenses
Debt charges	- 450	- 280
Leasing charges	- 1	- 1
Remuneration for Thermonuclear Plant Decommissioning Fund	-	-
Charges on shareholder resources	- 2	0
Other financial expenses	- 63	- 270

Financial items, net
Monetary Variations	- 184	311
Exchange Variations	839	- 446
Financial Result	835	- 281
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	33

MARKETLETTER 1Q22

3.
General

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	34

MARKETLETTER 1Q22

Table 26: CAPITAL STRUCTURE

Eletrobras’s Social Capital
Shareholding position on 03/31/2022
Shareholders	Quantity	Value (R$)	% Capital	Total

Common	1,288,842,596	32,084,698,524,00	100.00%	82.15%
Government	667,888,884	16,626,555,917,17	51.82%	42.57%
BNDESPAR	141,757,951	3,528,950,032,66	11.00%	9.04%
BNDES	74,545,264	1,855,744,316,08	5.78%	4.75%
Citibank	50,595,860	1,259,543,189,92	3.93%	3.22%
Iberclear - Latibex	344,335	8,571,942,53	0.03%	0.02%
FIA Dinâmica e Banclass	65,536,875	1,631,487,726,37	5.08%	4.18%
FND	45,621,589	1,135,712,719,15	3.54%	2.91%
FGHAB	1,000,000	24,894,194,70	0.08%	0.06%
Banco do Nordeste	1,420,900	35,372,161,25	0.11%	0.09%
Others	240,130,938	5,977,866,324,39	18.63%	15.31%

PREF. A	146,920	3,657,455,00	100.00%	0.01%
Victor Adler	52,200	1,299,476,96	35.53%	0.00%
Shareholders to be identified	42,451	1,056,783,46	28.89%	0.00%
Others	52,269	1,301,194,66	35.58%	0.00%

PREF. B	279,941,394	6,968,915,567,00	100.00%	17.84%
Citibank	5,177,287	128,884,391,00	1.85%	0.33%
Iberclear - Latibex	137,753	3,429,250,00	0.05%	0.01%
BNDESPAR	18,691,102	465,299,932,00	6.68%	1.19%
BNDES	18,262,671	454,634,488,00	6.52%	1.16%
3G Radar Funds	30,852,976	768,059,992,00	11.02%	1.97%
Shareholders to be identified	2,035,995	50,684,456,00	0.73%	0.13%
Government	494	12,298,00	0.00%	0.00%
Others	204,783,116	5,097,910,761,00	73.15%	13.05%
Total	1,568,930,910	39,057,271,546,52		100,00%

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MARKETLETTER 1Q22

Stock Analysis

Shares

Table 27: B3, ELET3 and ELET6
Price and Volume	(R$) ELET3 (ON Shares)	(R$) ELET6 (PN Shares)	(pts.) IBOV (Índex)	(pts.) IEE (Índex)
Closing Price on 03/31/2022	37.28	36.08	119,999	85,040
Maximum in the quarter	37.28	36.08	120,260	85,739
Average in the quarter	33.34	32.29	111,604	77,474
Minimum in the quarter	28.94	28.32	101,006	71,566

Variation in 1Q22	13.7%	13.6%	14.5%	11.4%
Change in the last 12 months	13.8%	10.9%	2.9%	5.1%
Average Daily Traded Volume 1Q212 (R$ million)	154.2	74.2	-	-

Book Value per Share (R$)	50.42	50.42
Price / Profit (P/E) (1)	8.22	7.96
Price / Shareholders' Equity (P/B) (2)	0.74	0.72
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 03/31/2021 = 100 and ex-dividend values.

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MARKETLETTER 1Q22

ADR PROGRAMS

Table 28: NYSE, EBRN and EBRB
Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 03/31/2022	7.76	7.88
Maximum in the quarter	7. 76	7.88
Average in the quarter	6.36	6.39
Minimum in the quarter	5.11	5.15

Variation in 1Q22	30.0%	31.3%
Change in the last 12 months	32.6%	34.0%
Average Daily Trading Volume 1Q22 (US$ million)	8,938	74

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 03/31/2021 = 100 and ex-dividend values.

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	37

MARKETLETTER 1Q22

Latibex - MADRID MARKET

Table 29: LATIBEX, XELTO and XELTB
Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 03/31/2022	6.80	6.25
Maximum in the quarter	6.80	6.25
Average in the quarter	6.22	5.42
Minimum in the quarter	4.92	4.58

Variation in 1Q22	29.5%	25.0%
Change in the last 12 months	33.3%	25.0%
Average Daily Trading Volume 1Q22 (US$ million)	13.4	10.0

Evolution of Foreign Currencies

Index number 03/31/2021 = 100.

Source: Banco Central

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	38

MARKETLETTER 1Q22

Nº of Employees

PARENT COMPANY

Table 30: EMPLOYEES FOR WORKING TIME
Working time in the company (years)	1Q22
Up until 5	23
6 to 10	31
11 to 15	390
16 to 20	148
21 to 25	18
More than 25	60
Total	670
Table 31: EMPLOYEES BY FEDERATION STATE
Federation State	1Q22
Rio de Janeiro	653
Brasília	15
São Paulo	1
Expatriate	1
Total	670
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	39

MARKETLETTER 1Q22

Balance Sheet

(R$ thousand)
Asset	Parent Company		Consolidated
	03.31.22	03.31.21	03.31.22	12.31.21
CURRENT
Cash and cash equivalents	17,983	7,384	149,244	192,659
Restricted cash	3,262,722	2,544,594	3,262,722	2,544,594
Marketable securities	5,254,879	6,026,365	15,305,244	15,640,776
Customers	534,349	719,906	5,252,773	5,094,976
Asset contractual transmission	0	0	7,473,599	7,356,356
Loans and financing	2,236,718	2,275,301	1,423,219	1,251,766
Remuneration of equity interests	5,312,202	5,028,731	554,961	443,142
Taxes to recover	60,719	456,725	410,866	755,906
Income tax and social contribution	959,100	640,191	1,841,844	1,487,777
Reimbursement rights	776,017	741,255	804,335	768,848
Warehouse	276	293	648,727	627,573
Nuclear fuel stock	0	0	515,244	487,895
Derivative financial instruments	0	0	655,066	690,333
Hydrological risk	0	0	0	0
Others	854,337	685,320	2,073,314	2,014,705
Asset held for sale	937,602	289,331	1,033,184	387,690
TOTAL CURRENT ASSETS	20,206,905	19,415,396	41,404,342	39,744,996

NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	5,476,537	5,529,316	5,568,776	5,627,386
Loans and financing	7,018,921	8,180,605	3,772,059	4,591,761
Customers	0	0	495,433	993,080
Marketable Securities	402,816	398,280	1,211,376	1,093,476
Nuclear fuel stock	0	0	1,360,494	1,490,820
Taxes to recover	3,365	3,365	458,146	449,258
Current Income Tax and Social Contribution	0	0	1,419,829	1,500,987
Escrow deposits	6,729,540	6,393,647	8,838,574	8,247,485
Transmission contractual asset	0	0	52,934,098	52,158,612
Financial assets - Concessions and Itaipu	400,234	428,865	2,572,814	2,601,027
Derivative financial instruments	0	0	608,923	653,022
Advances for future capital increase	4,016,378	3,932,463	0	0
Remuneration of equity interests	0	0	0	0
Hydrological risk	0	0	0	0
Decommissioning Fund	2,101,589	2,055,713	2,101,589	2,055,713
Others	1,985,643	2,024,412	1,124,225	1,087,508
	28,135,023	28,946,666	82,466,336	82,550,135
INVESTMENT	90,481,221	88,740,622	27,180,361	27,647,781
Fixed assets net	232,633	235,453	33,199,861	33,367,981
INTANGIBLE	61,385	61,387	4,801,212	4,992,176
TOTAL NON-CURRENT ASSETS	118,910,262	117,984,128	147,647,770	148,558,073
TOTAL ASSETS	139,117,167	137,399,524	189,052,112	188,303,069
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	40

MARKETLETTER 1Q22

(R$ thousand)
Liabilities and Equity	Parent Company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
CURRENT
Loans and financing and Debentures	5,240,728	5,310,178	8,184,832	8,234,753
Compulsory loan	1,238,366	1,216,335	1,238,366	1,216,335
Suppliers	675,646	773,858	3,200,908	4,031,532
Advances from customers	1,393,684	1,370,946	1,483,193	1,460,455
Taxes payable	207,861	259,336	578,154	804,485
Income tax and social contribution	0	0	222,753	19,624
Onerous contracts	0	0	10,517	10,517
Remuneration to shareholders	1,413,515	1,381,111	1,435,014	1,406,891
Financial liabilities - Concessions and Itaipu	1,064,344	578,626	1,064,344	578,626
Estimated liabilities	155,157	153,568	1,489,237	1,602,947
Reimbursement Obligations	1,199,689	836,744	1,199,689	859,003
Post-employment benefits	0	0	231,637	233,304
Provisions for contingencies	2,225,978	2,267,649	2,225,978	2,267,649
Regulatory charges	0	0	905,885	542,913
Lease	7,877	7,773	208,604	209,774
Others	65,078	64,061	317,686	236,183
	14,887,923	14,220,185	23,996,797	23,714,991
Liabilities associated with assets held for sale	0	0	169,383	168,381
	14,887,923	14,220,185	24,166,180	23,883,372
NON-CURRENT
Loans and financing and Debentures	17,662,186	19,294,960	33,453,966	35,780,892
Suppliers	0	0	16,555	16,555
Advances from customers	0	0	165,406	186,348
Obligation for asset retirement	0	0	3,328,015	3,268,301
Provisões para Provisão para Litígios	23,609,396	23,666,275	31,611,131	31,142,222
Benefício pós-emprego	867,666	885,455	5,866,687	5,851,502
Provisions for contingencies	0	0	731,266	708,516
Onerous contracts	0	0	428,164	428,164
Reimbursement Obligations	38,541	40,560	648,800	693,710
Lease	0	0	83,179	81,655
Concessions payable - Use of public goods	79,218	77,336	17,235	77,336
Advances for future capital increase	0	0	0	0
Derivative financial instruments	0	0	420,285	649,341
Sector Charges	0	0	248,236	260,612
Taxes payable	589,572	569,816	7,183,249	7,244,737
Income tax and social contribution	2,566,566	2,523,733	1,563,043	1,613,042
Others	45,413,145	47,058,135	85,765,217	88,002,933
TOTAL NON-CURRENT LIABILITIES

EQUITY	39,057,271	39,057,271	39,057,271	39,057,271
Share capital	13,867,170	13,867,170	13,867,170	13,867,170
Capital reserves	30,890,165	30,890,165	30,890,165	30,890,165
Profit reserves	0	0	0	0
Other comprehensive income accumulated	-7,913,071	-7,693,402	-7,913,071	-7,693,402
Non controlling shareholdins	0	0	304,616	295,560
	2,914,564	0	2,914,564	0
TOTAL SHAREHOLDERS' EQUITY	78,816,099	76,121,204	79,120,715	76,416,764
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	139,117,167	137,399,524	189,052,112	188,303,069

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	41

MARKETLETTER 1Q22

Income Statement

(R$ thousand)

	Parent Company	Consolidated
	03.31.22	03.31.21	03.31.22	03.31.21
NET OPERATING REVENUE	19,206	90,281	9,181,318	8,208,426
Operating costs
Personnel, Material and Services	0	0	-935,350	-783,534
Energy purchased for resale	-15,967	-101,222	-482,958	-499,316
Charges upon use of electric network	0	0	-621,119	-455,668
Fuel for electricity production	0	0	-768,250	-537,337
Construction	0	0	-195,256	-148,568
Depreciation	0	0	-395,327	-403,351
Amortization	0	0	-208,227	-14,008
Operating Provisions /Reversals net	0	0	0	-6,097
Others Costs	0	0	-88,390	-90,728
GROSS RESULT	3,239	-10,941	5,486,441	5,269,819
Operating expenses
Personnel, Supllies and Services	-130,324	-126,055	-726,861	-902,096
Depreciation	-2,820	-3,041	-37,619	-32,466
Amortization	-3	-3	-3,972	-8,275
Donations and contributions	-33,277	-21,589	-47,068	-38,738
Operating Provisions /Reversals net	-648,111	-471,308	-2,070,442	-1,098,912
Others	-29,509	-79,655	-166,900	-219,131
	-844,044	-701,651	-3,052,862	-2,299,618

OPERATING INCOME BEFORE FINANCIAL RESULT	-840,805	-712,592	2,433,579	2,970,201
Financial result
Financial income
Income from interest, commissions and fees	320,681	256,658	199,449	138,746
Income from financial investments	86,862	75,029	341,607	90,845
Moratorium on electricity	0	0	112,536	127,529
Active monetary updates	261,111	446,326	299,068	522,951
Exchange rate variations	1,512,496	889,544	1,614,862	881,325
Fair value adjustment	171,223	0	61,546	0
Regulatory asset update	0	0	0	284,796
Gains on derivatives	117,469	74,204	210,573	127,746
Financial expenses
Debt charges	-450,382	-280,011	-821,076	-492,628
Leasing charges	-1,106	-1,281	-140,700	-114,352
Charges on shareholders' funds	-1,882	-360	-2,293	-143,106
Passive monetary updates	-445,127	-135,459	-521,959	-196,661
Passive exchange variations	-673,629	-1,335,607	-484,622	-1,482,257
Losses with derivatives	0	0	-79,366	0
Other financial expenses	-62,544	-269,673	-311,437	-328,705
	835,172	-280,630	478,188	-583,771
INCOME BEFORE EQUITY	-5,633	-993,222	2,911,767	2,386,430
RESULTS OF EQUITY	2,671,385	2,725,339	552,441	430,075
OUTRAS RECEITAS E DESPESAS	121,033	0	121,033	0
OTHER REVENUE AND EXPENDITURE	2,786,785	1,732,117	3,585,241	2,816,505
Current Income Tax and Social Contribution	0	-131,049	-788,564	-972,207
Deferred Income Tax and Social Contribution	-78,443	0	-80,302	-235,159
NET INCOME FOR THE PERIOD	2,708,342	1,601,068	2,716,375	1,609,139

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	42

MARKETLETTER 1Q22

Cash Flow Statement

(R$ thousand)
	Parent Company		Consolidated
	03.31.22	03.31.21	03.31.22	03.31.21
Operating Activities
Income before income tax and social contribution	2,786,785	1,732,117	3,585,241	2,816,505

Depreciation and amortization	2,822	3,043	645,144	458,100
Net foreign exchange rate variations	-654,851	135,196	-907,349	274,642
Financial charges	-38,534	24,994	703,074	611,340
Equivalence equity results	-2,671,385	-2,725,339	-552,441	-430,075
Other Income and Expenses	-121,033	0	-121,033	0
Revenue from the contractual asset - transmission	0	0	-4,235,234	-3,801,242
Construction Revenue	0	0	-3,418	-8,790
Contractual revenue - Transmission	0	0	191,838	139,778
Regulatory Remeasurements - Transmission Contracts	0	0	0	0
Operating provisions (reversals)	648,111	471,308	2,070,442	1,105,009
Participation of non-controlling shareholders	0	0	-11,998	-12,220
Ressarcimento GSF	0	0	0	0
Financial instruments - derivatives	0	0	79,366	-284,796
Others	-120,194	-83,640	-176,581	-9,209
	-2,955,063	-2,174,437	-2,318,190	-1,957,463
(Increases) / decreases in operating assets
Customers	0	1	154,292	355,090
Marketable securities	771,485	2,445,649	222,168	-322,549
Reimbursement rights	-79,948	-1	-74,843	1,559
Warehouse	17	1	-21,154	2,682
Nuclear fuel stock	0	0	102,977	36,704
Financial assets - Itaipu	514,349	593,802	514,349	593,802
Assets held for sale	0	0	24,657	0
Hydrological risk	0	0	0	7,218
Credits with subsidiaries - CCD	0	0	0	0
Others	91,189	185,197	-139,136	328,041
	1,297,092	3,224,649	783,310	1,002,547
Increases/(decreases) in operating liabilities
Suppliers	-3,633	-247,769	-736,045	-1,043,673
Advances	0	0	-20,942	-19,933
Lease	-1,915	-1,924	136,159	114,529
Estimated liabilities	1,589	-736	-118,001	-68,747
Indemnification obligations	0	0	-22,259	-44,518
Sectorial charges	0	0	133,916	-18,835
Liabilities associated with assets held for sale	0	0	1,002	0
MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	43

MARKETLETTER 1Q22

Others	0	0	0	0
	-51,322	-127,798	-498,889	-334,395

Payment of financial charges	-252,448	-256,634	-612,625	-493,055
Payment of financial charges - arrendamentos	0	0	-986	-1,156
Revenue of RAP and indemnities	0	0	3,342,505	4,251,176
Revenue of financial charges	186,700	292,335	83,814	202,696
Payment of income tax and social contribution	-28,195	-52,352	-772,458	-741,543
Revenue of remuneration for investments in equity interests	67,541	413,675	140,802	426,826
Supplementary pension payment	-17,789	-3,717	-118,004	-75,506
Payment of legal contingencies	-760,725	-213,681	-819,249	-675,483
Bonds and related deposits	-268,619	-48,670	-485,287	-69,830
Net cash provided by (used in) financing activities	-3	2,535,058	1,683,814	3,270,142

Investing activities
Loans and financing obtained and debentures obtained	-836,102	-1,059,032	-1,397,057	-1,530,616
Payment of loans and financing and debentures - principal	-108	-2,281,924	-193	-2,312,224
Payment of remuneration to shareholders	0	0	0	0
Payment of finance leases	0	0	-182,239	-159,992
Others	0	0	-56,377	-3,907
Net cash provided by (used in) financing activities	-836,210	-3,340,955	-1,635,866	-4,006,739

Investing activities
Lending and financing	0	0	0	0
Loans and financing receivables	846,812	1,555,558	367,966	1,213,310
Acquisition of fixed assets	0	0	-266,102	-279,298
Acquisition of intangible assets	0	-9,139	-9,390	-27,664
Acquisition / contribution of capital in equity interests	0	0	-396	-2,244
Acquisition / capital investment in equity	0		-759,218	0
Advance concession for future capital increase	0	0	0	1,687
Transmission infrastructure - contractual asset	0	0	-191,838	-139,778
Others	0	0	8,397	-24,073
Net cash provided by (used in) investing activities from continuing operations	846,812	787,202	-91,363	741,940

Increase (decrease) in cash and cash equivalents	10,599	-18,696	-43,415	5,343

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	44

MARKETLETTER 1Q22

Cash and cash equivalents at the beginning of the year for continued operations	7,384	21,630	192,659	286,607
Cash and cash equivalents at year-end of continuing operations	17,983	2,934	149,244	291,950
	10,599	-18,696	-43,415	5,343

MARKETLETTER 1Q2022 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.	45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.